 Exhibit 99.1

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX REPORTS VOTING RESULTS FROM 2016 ANNUAL AND SPECIAL MEETING

CALGARY, ALBERTA (May 18, 2016) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce the voting results from its annual and special meeting of shareholders held May 18, 2016 in Calgary, Alberta (the “Meeting”). Each of the matters voted upon at the Meeting is discussed in detail in the Company’s Management Information Circular dated April 4, 2016 (the “Information Circular”) and is available on the Company’s website at www.bellatrixexploration.com/investors/reports-and-filings.

A total of 106,542,282 common shares representing approximately 56 percent of the Company’s issued and outstanding shares were voted in person and by proxy in connection with the Meeting. The voting results for each matter presented at the Meeting are provided below:

1.	Election of Directors

The number of directors of the Company to be elected at the Meeting was fixed at ten and the following ten nominees were appointed as directors of Bellatrix to serve until the next annual meeting of the shareholders of the Company, or until their successors are elected or appointed:

Nominee	Votes For	Votes Withheld

Raymond G. Smith	98.21% (74,805,025)	1.79% (1,367,196)
Doug N. Baker	98.14% (74,754,000)	1.86% (1,418,221)
Murray L. Cobbe	98.14% (74,758,107)	1.86% (1,414,114)
John H. Cuthbertson	95.17% (72,496,000)	4.83% (3,676,221)
W.C. Mickey Dunn	98.23% (74,827,693)	1.77% (1,344,528)
Melvin M. Hawkrigg	97.74% (74,451,878)	2.26% (1,720,343)
Keith E. Macdonald	98.08% (74,706,775)	1.92% (1,465,446)
Steven J. Pully	96.33% (73,380,384)	3.67% (2,791,837)
Murray B. Todd	98.11% (74,734,390)	1.89% (1,437,831)
Keith Turnbull	98.14% (74,757,628)	1.86% (1,414,593)

2.	Appointment of Auditors

KPMG LLP, Chartered Accountants, were appointed to serve as the auditors of the Company until the close of the next annual meeting of the shareholders of the Company, at remuneration to be fixed by the directors of the Company.

3.	Approval of the Company’s Award Plan

An ordinary resolution approving the Company’s incentive award plan (the “Award Plan”) to permit additional flexibility for the Company in settlement of awards granted under the Award Plan, all as more particularly described in the Information Circular, was approved with an approximate 87 percent of votes cast in favour.

4.	Acceptance of Company’s Approach to Executive Compensation

On an advisory basis and not to diminish the role and responsibility of the board of directors, the Company’s approach to executive compensation disclosed in the Information Circular was approved with an approximate 95 percent of votes cast in favour.

All votes, other than with respect to the election of directors and approval of the Award Plan, were conducted by show of hands and as such the approximate percentage of votes reflects the results of the proxies received in respect of such matters. The votes on the election of the directors and approval of the Award Plan were conducted by ballot and as such the percentage of votes reflect the results of the votes by ballot.

Additional details in respect of the Meeting’s voting results can be found on BXE’s profile at www.sedar.com and www.sec.gov.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com